Neutral Ground LLC (the "Company") a Tennessee Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Neutral Ground Chattanooga

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 OpEx (TVFCU 7414 - 0010)	1,146.88
1101 SAVINGS (TVFCU 7414 - 0000)	3,936.59
1102 SAVINGS (Ally xxxx)	50,000.00
Cash	0.00
Total Bank Accounts	**$55,083.47**
Accounts Receivable	
Accounts Receivable (A/R)	-908.87
Total Accounts Receivable	**$ -908.87**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$54,174.60**
Fixed Assets	
Accumulated Depreciation-Computer Related	-3,284.63
Accumulated Depreciation-Kitchen Equipment	-1,000.00
Fixed Assets	
Computer & Related	3,284.63
Kitchen Equipment	1,000.00
Total Fixed Assets	**4,284.63**
SUV	27,000.00
Total Fixed Assets	**$27,000.00**
TOTAL ASSETS	**$81,174.60**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Business Credit Card	9,825.14

Neutral Ground Chattanooga

Balance Sheet

As of December 31, 2024

	TOTAL
Total Credit Cards	**$9,825.14**
Other Current Liabilities	
Direct Deposit Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	570.12
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	208.45
TN Quarterly Taxes	604.83
Total Payroll Liabilities	**1,383.40**
Sales Tax Payable	0.00
Tennessee Department of Revenue Payable	4,715.83
Undistributed Tips	2,614.91
Total Other Current Liabilities	**$8,714.14**
Total Current Liabilities	**$18,539.28**
Long-Term Liabilities	
2300 Business Loans	
Commercial Loc (SFX#01)	24,265.44
Kiva Loan	0.00
Valdés Loan	25,000.00
Wefunder Investment Loan	124,000.00
Total 2300 Business Loans	**173,265.44**
N/P Kenyatta Ashford	12,882.70
SE TN Dev-Loan	0.00
Total Long-Term Liabilities	**$186,148.14**
Total Liabilities	**$204,687.42**
Equity	
Owner's Investment	41,143.41
Owners Draw	-187,862.01
Retained Earnings	33,188.37
Net Income	-9,982.59
Total Equity	**$ -123,512.82**
TOTAL LIABILITIES AND EQUITY	**$81,174.60**

Neutral Ground Chattanooga

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 OpEx (TVFCU 7414 - 0010)	115.99
1101 SAVINGS (TVFCU 7414 - 0000)	2,620.72
Cash	0.00
Total Bank Accounts	**$2,736.71**
Accounts Receivable	
Accounts Receivable (A/R)	743.00
Total Accounts Receivable	**$743.00**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$3,479.71**
Fixed Assets	
Accumulated Depreciation-Computer Related	-3,284.63
Accumulated Depreciation-Kitchen Equipment	-1,000.00
Fixed Assets	
Computer & Related	3,284.63
Kitchen Equipment	1,000.00
Total Fixed Assets	**4,284.63**
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$3,479.71**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Business Credit Card	17,770.14
Total Credit Cards	**$17,770.14**
Other Current Liabilities	
Direct Deposit Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	570.12
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	208.45
TN Quarterly Taxes	604.83

Neutral Ground Chattanooga

Balance Sheet

As of December 31, 2023

	TOTAL
Total Payroll Liabilities	**1,383.40**
Sales Tax Payable	0.00
Tennessee Department of Revenue Payable	4,256.80
Undistributed Tips	1,838.54
Total Other Current Liabilities	**$7,478.74**
Total Current Liabilities	**$25,248.88**
Long-Term Liabilities	
2300 Business Loans	
Commercial Loc (SFX#01)	25,057.44
Kiva Loan	1,000.00
Total 2300 Business Loans	**26,057.44**
N/P Kenyatta Ashford	12,882.70
SE TN Dev-Loan	0.00
Total Long-Term Liabilities	**$38,940.14**
Total Liabilities	**$64,189.02**
Equity	
Owner's Investment	39,685.01
Owners Draw	-133,582.69
Retained Earnings	-28,716.83
Net Income	61,905.20
Total Equity	**$ -60,709.31**
TOTAL LIABILITIES AND EQUITY	**$3,479.71**

Neutral Ground Chattanooga

Profit and Loss

January - December 2024

	TOTAL
Income	
4000 Sales	48,794.97
4001 Cash/ Checks	8,107.66
4002 Square	407.24
4003 Venmo	7,950.13
4004 Paypal Income	490.00
Total 4000 Sales	**65,750.00**
Total Income	**$65,750.00**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5005 COGS- Food / Ingredients / Disposable Supplies	25,644.97
5006 COGS- Bread Products	349.14
5007 COGS-Restaurant Supplies	92.89
Total 5005 COGS- Food / Ingredients / Disposable Supplies	**26,087.00**
5010 COGS- Equipment Rental	122.58
5020 COGS- Contract Labor	1,750.00
Total 5000 Cost of Goods Sold	**27,959.58**
Total Cost of Goods Sold	**$27,959.58**
GROSS PROFIT	**$37,790.42**
Expenses	
6100 Advertising & Marketing	567.12
6105 Website Expenses	536.34
6115 Social Media	4,550.00
Total 6100 Advertising & Marketing	**5,653.46**
6200 Vehicle Expenses	82.50
6201 Fuel	691.26
Total 6200 Vehicle Expenses	**773.76**
6300 Bank Charges & Fees	7,440.00
6301 Bank Fees	231.00
6305 Merchant Fees	19.63
6310 QuickBooks Payment Fees	850.14
Total 6300 Bank Charges & Fees	**8,540.77**
6400 Office Expenses	4.31
6410 Postage & Shipping	1.10
6415 Software / Subsrciptions / Apps	1,091.89
6420 Continuing Education & Training	194.00
6422 Dues & Memberships	150.56
Total 6400 Office Expenses	**1,441.86**

Neutral Ground Chattanooga

Profit and Loss

January - December 2024

	TOTAL
6440 Meals & Entertainment	315.78
6450 Insurance	964.69
Insurance- Vehicle	1,441.17
Total 6450 Insurance	**2,405.86**
6590 Contractors	525.00
6600 Legal & Professional Fees	
6601 Accounting Fees	566.50
6603 Bookkeeping Fees	2,700.00
Total 6600 Legal & Professional Fees	**3,266.50**
6700 Rent & Lease	
6701 Rent or Lease	11,814.45
Total 6700 Rent & Lease	**11,814.45**
6720 Repairs & Maintenance	179.02
6750 Taxes Paid & Licenses	
6751 City/County Tax	1,857.47
6755 Business Tax	183.00
6759 TN SOS Annual Report	300.95
Total 6750 Taxes Paid & Licenses	**2,341.42**
6800 Utilities	150.00
6801 Telephone	1,873.74
6802 Electric	600.00
Total 6800 Utilities	**2,623.74**
6910 Travel	214.60
6914 Taxi / Shared Rides	110.00
6915 Rental Car	250.61
Total 6910 Travel	**575.21**
6950 General Business Expenses	
6951 Uniforms	319.66
6953 Kitchen Supplies & Equipment	464.67
6956 Research and Development Purchases	455.68
Total 6950 General Business Expenses	**1,240.01**
6999 Uncategorized Expense	0.00
Charitable Contributions	50.00
Home Office	3,090.00
Internet	780.00
Loan Fee	250.00
Mileage Reimbursemnet	2,027.56
Total Expenses	**$47,894.40**
NET OPERATING INCOME	**$ -10,103.98**

Neutral Ground Chattanooga

Profit and Loss

January - December 2024

	TOTAL
Other Income	
Interest Income	121.39
Total Other Income	**$121.39**
NET OTHER INCOME	**$121.39**
NET INCOME	**$ -9,982.59**

Neutral Ground Chattanooga

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 Sales	73,416.57
4999 Uncategorized Income	2,000.00
Sales of Product Income (OLD_ 2022-2023)	7,386.78
Shipping Income	20.00
Total Income	**$82,823.35**
Cost of Goods Sold	
5000 Cost of Goods Sold	613.31
5005 COGS- Food / Ingredients / Disposable Supplies	20,137.49
5007 COGS-Restaurant Supplies	1,125.05
Total 5005 COGS- Food / Ingredients / Disposable Supplies	**21,262.54**
5020 COGS- Contract Labor	2,236.00
Total 5000 Cost of Goods Sold	**24,111.85**
Total Cost of Goods Sold	**$24,111.85**
GROSS PROFIT	**$58,711.50**
Expenses	
6100 Advertising & Marketing	1,212.00
6200 Vehicle Expenses	
6201 Fuel	585.48
Misc Auto (deleted)	50.00
Total 6200 Vehicle Expenses	**635.48**
6300 Bank Charges & Fees	447.62
6310 QuickBooks Payment Fees	2,087.25
Total 6300 Bank Charges & Fees	**2,534.87**
6320 Interest Expenses	3,382.82
6400 Office Expenses	
6401 Office Supplies	303.34
6422 Dues & Memberships	75.56
Total 6400 Office Expenses	**378.90**
6440 Meals & Entertainment	1,155.92
6450 Insurance	1,153.74
Insurance- Vehicle	933.59
Total 6450 Insurance	**2,087.33**
6600 Legal & Professional Fees	
6601 Accounting Fees	1,390.56
Total 6600 Legal & Professional Fees	**1,390.56**
6700 Rent & Lease	5,261.86
6701 Rent or Lease	350.00
Total 6700 Rent & Lease	**5,611.86**
6720 Repairs & Maintenance	34.48

Neutral Ground Chattanooga

Profit and Loss

January - December 2023

	TOTAL
6750 Taxes Paid & Licenses	274.02
6800 Utilities	
6801 Telephone	1,959.85
Total 6800 Utilities	**1,959.85**
6910 Travel	361.88
6913 Parking & Tolls	4.00
6914 Taxi / Shared Rides	1,905.89
Total 6910 Travel	**2,271.77**
6950 General Business Expenses	
6951 Uniforms	530.96
6953 Kitchen Supplies & Equipment	193.76
6956 Research and Development Purchases	32.37
Total 6950 General Business Expenses	**757.09**
Ask My Accountant	317.00
Other Business Expenses	105.00
Total Expenses	**$24,108.95**
NET OPERATING INCOME	**$34,602.55**
Other Income	
Interest Income	4.64
Other Miscellaneous Income	27,000.01
Tip Revenue	298.00
Total Other Income	**$27,302.65**
NET OTHER INCOME	**$27,302.65**
NET INCOME	**$61,905.20**

Neutral Ground Chattanooga

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-9,982.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	1,651.87
Accounts Payable (A/P)	0.00
Business Credit Card	-7,945.00
Out Of Scope Agency Payable	0.00
Tennessee Department of Revenue Payable	459.03
Undistributed Tips	776.37
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,057.73**
Net cash provided by operating activities	**$ -15,040.32**
INVESTING ACTIVITIES	
SUV	-27,000.00
Net cash provided by investing activities	**$ -27,000.00**
FINANCING ACTIVITIES	
Business Loans:Commercial Loc (SFX#01)	-792.00
Business Loans:Kiva Loan	-1,000.00
Business Loans:Valdés Loan	25,000.00
Business Loans:Wefunder Investment Loan	124,000.00
Owner's Investment	1,458.40
Owners Draw	-54,279.32
Net cash provided by financing activities	**$94,387.08**
NET CASH INCREASE FOR PERIOD	**$52,346.76**
Cash at beginning of period	2,736.71
CASH AT END OF PERIOD	**$55,083.47**

Neutral Ground Chattanooga

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	61,905.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-743.00
Accounts Payable (A/P)	0.00
Business Credit Card	-1,318.90
Tennessee Department of Revenue Payable	1,036.14
Undistributed Tips	1,838.54
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**812.78**
Net cash provided by operating activities	**$62,717.98**
FINANCING ACTIVITIES	
Business Loans:Commercial Loc (SFX#01)	581.41
Business Loans:Kiva Loan	-3,500.00
SE TN Dev-Loan	-13,000.00
Owners Draw	-44,711.03
Net cash provided by financing activities	**$ -60,629.62**
NET CASH INCREASE FOR PERIOD	**$2,088.36**
Cash at beginning of period	648.35
CASH AT END OF PERIOD	**$2,736.71**

Neutral Ground LLC
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Owner's Investment	41,143.41	39,685.01
Owner's Draw	(187,862.01)	(133,582.69)
Retained Earnings	33,188.37	(28,716.83)
Net Income (Loss)	(9,982.59)	61,905.20
Total Equity	**(123,512.82)**	**(60,709.31)**

Neutral Ground LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Neutral Ground LLC (the "Company") is a company organized on April 01, 2020 under the laws of Tennessee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.